Exhibit 99.1

Bragg’s ORYX Gaming Goes Live with Grand Casino Baden

Swiss profile receives boost from exposure to jackpots.ch brand

Toronto, December 21, 2021 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), announced today that it has taken its content live with a new Swiss operator partner, Grand Casino Baden, marking further inroads into the country’s young market.

Following an initial partnership agreement struck earlier this year, the rollout features content supplied from ORYX’s exclusive remote gaming server partner GAMOMAT, including top-performing titles such as Royal Seven, Ramses Book, Crystal Book and Take 5, all of which offer features and jackpots that increase player engagement and retention levels.

The first licensed online casino operator in Switzerland, Grand Casino Baden has established jackpots.ch as one of the country’s leading brands.

This partnership is one of several recently struck by Bragg Gaming Group as the Company continues to pursue its wider goals of global growth across regulated markets and highlights the potential it sees in the growing Swiss market.

Chris Looney, Chief Commercial Officer at Bragg, said “Reputable and established partners are key to establishing and expanding your brand in any regulated gaming market. In our view, this new partnership with Grand Casino Baden aligns Bragg and ORYX with one of Switzerland’s strongest operators.

“We’re proud of our content and confident that it will perform well in a market that is renowned for its commitment to high standards.”

Brian Christner, Chief Online Gaming at Grand Casino Baden, said “ORYX’s titles and services are perfectly placed to help develop the impressive start we’ve made in the online sector here.

“Our goal is to provide Swiss players with the best today’s suppliers have to offer and we’re sure they will find these new games maintain that commitment.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games